Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Yotta Acquisition Corporation (the “Company”) on Amendment No. 2 to Form S-1 of our report dated February 7, 2022, except for the second paragraph of Note 8, as to which the date is March 9, 2022 and the third paragraph of Note 8, as to which the date is April 11, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Yotta Acquisition Corporation as of December 31, 2021 and for the period March 8, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 11, 2022